FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

March 12, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 12, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that Mr. Steve Aaker has joined the Board of Directors.  The Issuer further reports that they have granted incentive stock options to directors, officers, employees and consultants of the Issuer.

Item 5.	Full Description of Material Change

The Issuer reports that Steve K. Aaker, Chief of U.S. Operations, Franco-Nevada Corporation, has joined the Issuer’s Board of Directors, effective March 12, 2009.  Over his long and distinguished career Mr. Aaker has been involved in numerous strategic business transactions and royalty acquisitions as well as merger and acquisitions reviews.

Mr. Aaker has more than 30 years’ experience in the mining industry, including 18 years association with the Franco-Nevada royalty portfolio, and served as Group Executive for Newmont Capital Limited from 2002 to 2007.  Prior to the acquisition of Franco-Nevada Mining Corporation Limited (Old Franco-Nevada) by Newmont Mining Corporation in 2002, Mr. Aaker served as Vice President for Old Franco-Nevada, Euro-Nevada Mining Corp. Ltd. and Redstone Resources Inc., based in Reno, Nevada.  Mr. Aaker has been associated with the majority of the U.S. acquisitions made by those companies.  Prior to joining Old Franco-Nevada, Mr. Aaker was an independent geological consultant.  Mr. Aaker holds a Bachelor’s degree in geology from the University of Colorado.

Grant of Incentive Stock Options

The Issuer also reports that, pursuant to its 2006 Incentive Stock Option Plan, it has granted incentive stock options to directors, officers, employees and consultants of the Issuer and its affiliates to purchase up to an aggregate of 885,000 common shares in the capital stock of the Issuer.  The options are exercisable on or before March 12, 2011 at a price of CAD 2.66 per share.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

March 31, 2009